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                                                                    Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-44430 of OPNET Technologies, Inc. on Form S-8 of our report dated April 20, 2001, relating to the statements of net assets to be sold of the NetMaker Division of Make Systems, Inc. as of December 31, 2000 and 1999, and the related statements of net revenues and direct operating expenses for the years then ended, (which expresses an unqualified opinion and includes an explanatory paragraph stating that the financial statements are not intended to be a complete financial statement presentation of the NetMaker Division) in this current report on Form 8-K/A of OPNET Technologies, Inc.


/s/ DELOITTE & TOUCHE LLP
San Jose, California
June 12, 2001